John Hancock Investment Trust
601 Congress Street
Boston, Massachusetts 02210

November 8, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig

Re: John Hancock Investment Trust (the “Trust”) — File No. 333-220768
Registration Statement on Form N-14

Dear Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 27, 2017, from Ms. Fettig of the Securities and Exchange Commission (the “SEC”) accounting staff with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Small Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Small Company Fund, a series of John Hancock Funds III (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) (the “Reorganization”). The Registration Statement was filed with the SEC on October 2, 2017, accession no. 0001133228-17-005907.

We note that the Trust has submitted a letter dated November 1, 2017 in response to comments on the Registration Statement that Laura Hatch, Kristy Von Ohlen, and Ms. Fettig of the SEC accounting staff had previously provided by telephone on October 24, 2017. The current letter addresses only those comments that Ms. Fettig subsequently provided on October 27, 2017.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

A.	Shareholder Letter

1.
Comment — The shareholder letter appears twice at the beginning of the Registration Statement. If the second letter merely duplicates the first, please delete it. Otherwise, please explain why there are two letters.

Response — Each shareholder letter is directed at a different category of Acquired Fund shareholders. The first letter is the letter that will be sent to investors who hold Acquired Fund shares directly with the Fund. The second letter is the letter that will be sent to investors who hold Acquired Fund shares through financial intermediaries. The content of both letters is identical other than the specific Internet site and telephone number related to Internet and telephone voting, respectively. Accordingly, the Trust declines to make any changes in response to this comment.

2.
Comment — The first paragraph of the shareholder letter states that John Hancock Investments reviews account fees in assessing whether a fund continues to serve the best interests of shareholders. Please explain what is meant by “account fees” in this statement.

Response — The Trust notes supplementally that the term “account fees” refers to “fund fees and expenses.”

3.
Comment — The first bullet point under “Advantages of the proposed merger” refers to economies of scale and lower expenses that are expected to result from the Reorganization. Please explain what portion of these benefits results from the reduction in advisory fees and what portion is expected to result from the Reorganization.

Response — The Trust notes that the Acquiring Fund’s pro forma advisory fee after giving effect to the Reorganization is expected to decline by 0.01% (one basis point), which reflects expected economies of scale. In addition, Acquiring Fund pro forma “Other expenses” are expected to decline by four basis points, also due to economies of scale resulting from the Reorganization.

B.	Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

4.
Comment — Under “How the Reorganization Will Work,” please disclose the rationale for the “share class mapping” (i.e., the Acquiring Fund class of shares that will be issued in exchange for a particular class of Acquired Fund shares) described in this and other sections of the Proxy/Prospectus.

Response — The Trust has made the requested change.

5.
Comment — On p.6, under “Summary Comparisons of Acquired Fund to Acquiring Fund,” following the side-by-side comparison table, it is stated that the Reorganization is not expected to result in changes to the Acquiring Fund’s investment objective, principal investment policies, or portfolio composition. Please add in this section a statement regarding the percentage of the Acquired Fund’s portfolio that is expected to be sold in connection with the Reorganization, which is provided on p. 25, under “Further Information on the Reorganization.”

Response — The Trust has made the requested change.

6.
Comment — On p. 6, under “Summary Comparisons of Acquired Fund to Acquiring Fund,” following the side-by-side comparison table, given the similarities between the Funds’ principal investment strategies, consider adding supplemental disclosure discussing differences in how the Funds have operated.

Response — The Trust acknowledges that there are similarities among the Funds’ principal investment strategies, in particular with respect to quantitative portfolio investment limitations. The Trust has analyzed the respective portfolio holdings of each Fund and has determined that the qualitative, rather than quantitative, differences among their respective investment strategies primarily account for the differences in their respective portfolio holdings. As a result, the Trust will include supplemental disclosure discussing this point, as follows:

Each Fund’s portfolio management team takes a different approach to implementing the principal investment strategies of the Fund. The differences in portfolio investment methodology and strategy implementation between the respective Funds has led to significantly different portfolio holdings, despite the Funds’ respective focus on a similar universe of small cap companies. Each Fund's recent portfolio holdings are available on the Fund's website, jhinvestments.com, as detailed in the Fund's current prospectus, as may be supplemented.

The Trust will also include supplemental disclosure excerpted from the Form N-1A, Item 9, “Fund Details” section of the Funds’ prospectuses that describes each Fund’s respective investment philosophies and processes in additional detail.

7.	Comment — Please confirm whether the fees presented under “Comparison of Expenses” beginning on p. 13 represent the Funds’ current fees, in accordance with Item 3 of Form N-14.

Response — The Trust has revised the fee table to reflect the contractual expense limitation arrangement currently in effect for the Acquired Fund.

8.
Comment — In each fee table presented under “Comparison of Expenses” beginning on p. 14, please delete footnote 1 as the information relating to the Acquired Fund presented in this footnote is neither required nor permitted by Form N-14.

Response — The Trust has made the requested change.

9.
Comment — On p. 17, under “Comparison of Expenses,” following the fee table, it is stated that the Acquired Fund is subject to a contractual expense limitation. Please consider including this arrangement in the fee tables.

Response — The Trust has made the requested change.

10.
Comment — Please explain the nature of the expense restatement described in footnote 1 of the fee table presented on p. 15 under “Comparison of Expenses.” Please consider whether the footnote should be re-positioned to relate to the “Other expenses” line or some other line in the fee tables.

Response — The Trust confirms that this footnote is positioned correctly. Supplementally, the Trust notes that the expense restatement is due to: (i) for the Acquiring Fund, an increase in blue sky expenses associated with the Fund’s offering of its retail shares; and (ii) for the Acquired Fund, to properly reflect fund-level expenses on a yearly basis.

11.	Comment — Under “Reasons for the Reorganization,” which begins on p. 19, please disclose additional detail regarding why the Reorganization is being proposed.

Response — The Trust notes that it has provided supplemental information with respect to this point in a letter to the SEC accounting staff, dated November 1, 2017. The Trust will include certain corresponding disclosures in the “Reasons for the Reorganization” section of the Registration Statement.

12.
Comment — Under “Board Consideration of the Reorganization,” on p. 20, please disclose further details regarding the factors that the Board considered in approving the Reorganization. For example, disclose whether the Board considered that the Advisor would no longer contractually limit expenses following the Reorganization. Additionally, please provide further explanation regarding the expected increase in the level of diversification and expected economies of scale of the Acquired Fund resulting from the Reorganization, and whether such considerations differ from those of the Acquiring Fund.

Response — The Trust will include supplemental disclosure regarding Board considerations of the Reorganization. The Trust will add the following highlighted supplemental disclosure:

In determining whether to approve the Reorganization and recommend its approval to shareholders of the Acquired Fund, the Acquired Fund Board inquired into a number of matters and considered, with respect to the Reorganization, the following factors, among others: (1) the compatibility of the investment objectives, policies and risks of the Acquired and Acquiring Funds; (2) the comparative historical performance of the Acquired and the Acquiring Funds; (3) any advantages to shareholders of the Acquired Fund of investing in a larger post-Reorganization asset pool having the potential for greater diversification; (4) the prospects for growth, and for achieving economies of scale, of the combined Acquired and Acquiring Funds; (5) the expense ratios and available information regarding the fees and expenses of the Acquired and Acquiring Funds; (6) the investment experience, expertise and financial resources of, and the nature and quality of the services provided by the Advisor and the subadvisor of the Acquiring Fund; (7) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder interests; (8) any direct and indirect costs to be incurred by the Acquired and Acquiring Funds as a result of the Reorganization; (9) any direct or indirect benefits to the Advisor or its affiliates to be realized as a result of the Reorganization; (10) the tax consequences of the Reorganization; and (11) possible alternatives to the Reorganization, including the liquidation of the Acquired Fund or changes to its portfolio management team.

With respect to comparative historical performance, the Board conducted a detailed performance and risk review of each Fund. The Board noted the long-term underperformance of the Acquired Fund, including performance relative to its benchmark and Morningstar peer group. The Board noted the stronger absolute and relative performance of the Acquiring Fund. With respect to the potential for greater diversification, the Board noted the Acquiring Fund’s portfolio composition methodology. With respect to alternatives to the Reorganization, the Board also reviewed potential mergers with numerous other funds and potential management changes involving numerous other subadvisors.”

13.
Comment — Under “Funds’ Past Performance” on p. 21, it is stated that returns for the Acquired Fund before December 14, 2009 represent those of a predecessor fund. Please disclose the inception date of the predecessor fund.

Response — The Trust has made the requested change.

14.	Comment — Under “Further Information on the Reorganization,” please disclose the full breakdown of percentage and per share appreciation resulting from the sale of the Acquired Fund shares.

Response — The Trust has made the requested change.

15.
Comment — Under “Additional Terms of the Agreement and Plan of Reorganization — Expenses of the Reorganization” on p. 26, please disclose additional information to explain why the Acquired Fund is expected to pay more of the estimated costs of the Reorganization than the Acquiring Fund, in light of the expectation that the Acquired Fund will incur brokerage costs and realize capital gains in connection with portfolio asset sales.

Response — The Trust respectfully notes that this section discloses that the Reorganization cost allocation is based on the expected pro rata expense ratio savings that each Fund is expected to realize, and discloses the Acquired Fund anticipated expense ratio savings. The Trust will clarify the disclosure with respect to the anticipated expense ratio savings for each Fund. The Trust also will add supplemental disclosure regarding the Acquiring Fund’s anticipated expense ratio savings.

16.	Comment — In the “Capitalization Table” on pp. 26-27, consider adding a line showing the pro forma total assets (of the combined share classes) of the Acquiring Fund resulting from the Reorganization.

Response — The Trust has made the requested change.

C.	Statement of Additional Information (“SAI”)

17.
Comment — Under “Pro Forma Financial Information,” please disclose that the pro forma decrease in management fees reflects the contractual expense limitations in effect for the Acquired Fund during the covered period. Also, please disclose the pro forma difference in management fees assuming such contractual expense limitations were not in effect during the period.

Response — The Trust has made the requested change.

18.	Comment — Please explain how the information presented under “Pro Forma Financial Information” satisfies the conditions of Rule 11-02(b)(6) of Regulation S-X.

Response — As the Trust noted in Comment Response No. 17, it will include the pro forma management fee decreases both with and without the effects of the contractual expense limitation.

Rule 11-02(b)(6) of Regulation S-X requires that any adjustments to the financial information presented must “give effect to events that are: (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable.” All of the disclosed financial adjustments give effect to the Reorganization. Because such adjustments are: (i) directly attributable to the Reorganization; (ii) are expected to have a continuing impact on the Acquiring Fund; and (iii) are factually supportable by reference to the Acquired and Acquiring Funds’ books and records, the adjustments satisfy the conditions of Rule 11-02(b)(6). The Trust believes that showing pro forma management fees both with and without the effect of the expense limitations satisfies the conditions of Rule 11-02(b)(6) of Regulation S-X.

19.	Comment — Under “Pro Forma Financial Information,” please disclose that the Reorganization is tax-free.

Response — The Trust has made the requested change.

20.	Comment — Under “Pro Forma Financial Information,” please disclose that the amounts stated regarding net appreciation of the Acquired Fund’s portfolio are estimated.

Response — The Trust has made the requested change.

The Trust, on behalf of the Acquiring Fund, intends to file a definitive form of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel Ayanna
Ariel Ayanna, Assistant Secretary of the Trust